Exhibit 99.1

MHG - Change to the Board of Directors

Tor Olav Trøim has notified Marine Harvest ASA that he resign as Director with immediate effect.

The Board  would like to thank Mr. Trøim for his long lasting service as a Director and his contribution to develop Marine Harvest into its position as the World's leading aquaculture company.

The Board intends to call an Extraordinary General Meeting in the Company in order to elect a new Director to replace Mr. Trøim.

Geveran Trading Co. Ltd. has informed the Nomination Committee that their candidate is Mr. Ørjan Svanevik.

Mr. Svanevik is an employee of the Seatankers-group. He was previously Managing Director for the investment advisory Oavik Capital. Prior to Oavik, he was among others Head of M&A and a Partner at Aker ASA, and COO and EVP of Kværner ASA. Svanevik also worked nearly a decade in corporate advisory and investment banking. He started his career at Schlumberger, where he held various international financial management positions. Svanevik has an AMP from Harvard Business School and a MBA from Thunderbird.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)